Volt Information Sciences, Inc.

560 Lexington Avenue

New York, New York 10022

VIA EDGAR

Securities and Exchange Commission	April 15, 2008

100 F Street, N.W.

Washington, D.C. 20549

Attention:	Larry Spirgel

Assistant Director

Re: Volt Information Sciences, Inc. (the “Company”)

Form 10-K for the fiscal year ended October 28, 2007

Filed January 11, 2008

File No. 1-09232

Dear Mr. Spirgel:

Set forth below are the Staff’s comments to the Company in its letter dated April 2, 2008, regarding the Company’s Form 10-K for the fiscal year ended October 28, 2007 filed on January 11, 2008 (the “10-K”), followed by the Company’s responses. Changes contained in this response will be made in subsequent filings with the Commission.

Staff Comment 1:

We note your response to our prior Comment 1. Your response does not address the quantitative value of your assumptions. Please include a sensitivity analysis for your major assumptions. For example, if your sales and/or EBITDA projections were to assume no growth rate, would your goodwill be impaired? Please provide us with your proposed disclosures.

Response to Comment 1:

The Company has performed a sensitivity analysis for purposes of impairment testing by decreasing the actual sales and EBITDA multiples for the competitors used in its analysis by 10% and performed a similar analysis by assuming a 10% decrease in projected sales and EBITDA for the Company, and no indicators of impairment were noted. In future filings, we propose to disclose the sensitivity analysis as follows:

“The Company performed a sensitivity analysis on its annual goodwill impairment test by changing the sales and EBITDA factors used in its impairment analysis by 10% and noted no indicators of impairment.”

Staff Comment 2:

We note your response to our Comment 3. It should be noted our comment was not directed towards your presentation and discussion of segment profit (loss) for each segment. Rather, our comment was focused on your presentation and discussion of total or consolidated segment operating profit (loss). In addition our comment was intended solely for your discussions outside the segment footnote in your filing. Accordingly:

•

The segment disclosure in your footnote to your financial statements need only comply with SFAS 131. In this regard, you are not required to label these measures as non-GAAP measures within the segment footnote, however, you should disclose what each measure consists of, consistent with your proposed disclosures.

•

If you choose to continue to present and discuss total or consolidated segment profit (loss) outside of your segment footnote, please comply fully with our prior Comment 3 in each section that you present this measure. Also, you should include the supplemental table to reconcile the GAAP information contained in the statement of operations to the segment information contained in your MD&A, consistent with your proposed disclosures.

Response to Comment 2:

The Company is presently evaluating a change to its MD&A format to eliminate the use of various non-GAAP measures. If such a change is made, in future filings the line items in the segment tables will agree with the line items in the statements of operations. If the Company decides to retain its current format and its use of non-GAAP measures in its MD&A, the Company will comply with the prior Staff Comment 3, including the supplemental reconciliation table.

Staff Comment 3:

In addition, your proposed disclosures state that operating profit (loss) and gross profit are non-GAAP measures. However, these titles are confusingly similar to other items typically presented in accordance with GAAP. Please revise the titles of these measures. For example, where presented throughout the filing, you should re-label operating profit (loss) to state “segment operating (loss) profit.”

Response to Comment 3:

In future filings, the Company will eliminate the use of the term “operating profit” from its MD&A for each segment and will refer to that line as “segment operating profit” or “divisional operating profit”, if describing a division within a segment. The table which will be prepared to reconcile the statements of operations to the segment tables will include a total “operating profit” line.

Staff Comment 4:

We note your response to our prior Comment 5. Please include a comparative discussion of these items in your results of operations discussion of your segment results.

Response to Comment 4:

In future filings, the Company will include a comparative discussion of these items in our MD&A discussion by segment.

Please note that the Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosures in the filing, (b) the Staff comments or the Company’s changes to disclosures in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing, and (c) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Following your review of this letter, we would appreciate you telephoning our counsel, Mr. Michael  J. Shef at Troutman Sanders LLP (212-704-6140), if you have any questions or need any additional information.

Thank you for your consideration.

Very truly yours,

Jack Egan

Senior Vice President and Chief Financial Officer

cc:  Kyle Moffatt

       Inessa Kessman

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